Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

March 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz
Branch Chief

Re:	Diamond Foods, Inc.
Form 10-K (and Form 10-K/A) for the Year Ended July 31, 2011
Filed September 15, 2011
File No. 000-51439

Dear Mr. Horowitz:

Diamond Foods, Inc. (the “Company,” or “Diamond”) has responded, as set forth below, to comments contained in your letters to the undersigned dated February 15, 2012 and February 28, 2012. For ease of reference, we have reproduced each Staff comment in italics, followed by our response. As noted in our Current Report on Form 8-K filed February 8, 2012, the Company intends to restate its financial statements for fiscal years 2010 and 2011. As a result, the disclosure revisions noted herein will be included in the Company’s amended periodic reports and in future filings.

Form 10-K for the Fiscal Year Ended July 31, 2011

Selected Financial Data, page 17

1.	We note the guidance per Item 301 of Regulation S-K allows for the presentation of additional items that would enhance an investor’s understanding of and would highlight other trends in a registrant’s financial condition and results of operations. Separately, we note that you have previously presented the volume of walnuts received and your walnut sales as a percentage of total gross sales in historical filings made pursuant to both the Securities Act and the Exchange Act. Please explain to us the factors you considered in deciding to discontinue the disclosure of this information in your filings. Also, please tell us how you considered providing similar disclosure for other raw materials used in your operations. Please provide a discussion of qualitative and quantitative factors considered in reaching your conclusion.

Response:

Diamond disclosed both volume of walnuts received and walnut sales as a percentage of total gross sales (the “Walnut Information”) in our Annual Report on Form 10-K for the period ended July 31, 2005 (the “2005 10-K”). The Company originally provided the Walnut Information disclosure in the registration statements associated with the conversion of Diamond from its roots as an agricultural cooperative and its concurrent initial public offering, in July 2005. Since the Company filed its 2005 Form 10-K shortly after the registration statements for the conversion and IPO went effective, to avoid any investor confusion, the Company chose to continue the same Walnut Information in the 2005 10-K.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

With respect to the volume of walnuts received, we note for the Staff that such information was included only in the 2005 registration statements and 2005 10-K and has not been provided since then. We provided the information in the registration statements as supplemental information because it was relevant to understanding the Company as an agricultural cooperative before the conversion to a for-profit corporation. After the conversion, the volume of walnuts received was not a meaningful business indicator, as it had been for the predecessor agricultural cooperative. Starting with the Company’s first complete period as a public reporting entity, in its Quarterly Report on Form 10-Q, for the period ended October 31, 2005 (the “2006 Q1 10-Q”), we ceased to provide the volume of walnuts received information. Effective August 1, 2005, the Company began to prepare its financial statements in accordance with GAAP for companies that are not agricultural cooperative associations and the accounting method changed to the lower of cost or market method for inventories. The Company determined that this GAAP presentation for inventories and cost of sales was sufficient to support investors’ understanding of the Company’s financial results and that the supplemental disclosure of volume of walnuts received by the Company was no longer useful.

In the periods that followed, we included walnut sales as a percentage of total net sales in our Selected Financial Data and Results of Operations disclosure for each periodic report since our first Quarterly Report on Form 10-Q for the period ended October 31, 2005 through the Quarterly Report on Form 10-Q for the period ended January 31, 2010 (Q2 fiscal 2010). Walnut sales included both shelled and in-shell walnuts and the proportion of products sold across all of our culinary, snack, and non-retail channels that included walnuts. Walnut sales represented 71.4% of total net sales for the period ended July 31, 2005, and continued to represent more than half of total net sales through fiscal 2008. Walnut sales fell below 50% of total net sales following our acquisition of Pop Secret in fiscal 2009. We continued to include this disclosure through the second quarter of fiscal 2010. After acquiring Kettle Foods in the third quarter of fiscal 2010, we determined that it was appropriate to discontinue the disclosure of walnut sales as a percentage of total net sales given the diversification of our business and the likelihood that walnuts sales would continue to decline as a percentage of total sales. With the inclusion of four months of Kettle Foods net sales, walnuts sales as a percentage of total net sales dropped to 38.5% for fiscal year 2010. For fiscal year 2011, walnut sales represented 31.2% of total net sales. No other raw material used in our products is significant enough to consider particularized disclosure in our results of operation.

We believe that the walnut-related disclosures described above are not currently required to be made. We will continue to evaluate the importance of walnuts or other ingredients in our products to disclosures about our business, results of operations and financial statements in future filings, including our amended Annual Report on Form 10-K for the fiscal year ended July 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary, page 17

2.	You state on page 6 that you purchase walnuts between August and February, but the disclosure on page 18 states that you receive them from September to November. Please expand your disclosure in these locations to clearly distinguish between when walnuts are received and when they are purchased, and to clearly explain why there are differences in when these events occur.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Response:

Diamond acknowledges the Staff’s comment and will clarify its disclosure in future filings, including any necessary amendments of previous filings, as requested.

In particular, we propose to revise the seasonality disclosure that appeared on page 6 of our last 10-K to read substantially as follows (new language is underlined):

“We experience seasonality in our business. Demand for our in-shell and culinary products is highest during the months of October, November, and December. In sourcing walnuts, we contract directly with growers for 100% of their walnut crop; this is the only raw material we purchase in this manner. We typically receive walnuts during the period from September to November, and we pay for the crop throughout the year in accordance with our contracts with the walnut growers. We typically receive pecans during the period from October to March, and we pay for our pecan receipts over such period. We purchase potatoes throughout the year and demand for potato chips is highest in the months of June, July, and August in the United States, and in November and December in the United Kingdom. As a result of this seasonality, our personnel, working capital requirements, and inventories peak during the last four months of the calendar year. We experience seasonality in capacity utilization at our Stockton, California and Fishers, Indiana facilities associated with the annual walnut harvest.”

With the changes suggested above, the disclosure in Seasonality on page 6 of the10-K would conform to the Summary section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 18.

Results of Operations, page 20

3.	Please revise the discussions of your operating results to provide additional information regarding the year-over-year impact of changes to “Net sales by channel” to correspond with the disclosure in your segment reporting footnote and elsewhere in your filing (i.e., provide additional detail regarding net sales for “Snack” and “Culinary and Retail In-shell”).

Response:

We acknowledge the Staff’s comment and will revise disclosure in our future filings, including our amended Annual Report on Form 10-K for the fiscal year ended July 31, 2011, as requested.

4.	Please expand your discussion of net sales for each period to provide additional detail separately quantifying the underlying causes of changes in net sales and gross profit for each of your product categories. Your revised disclosure should provide quantitative information regarding the impact of changes in prices, quantities sold, product mix (including the introduction of new products), and sales incentives. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Response:

We acknowledge the Staff’s comment and will revise disclosure in our future filings, including our amended Annual Report on Form 10-K for the fiscal year ended July 31, 2011, as requested.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Earnings Per Share, page 40

5.	We note that the number of weighted-average shares outstanding used to calculate basic earnings per share for the fiscal year ended July 31, 2011 was 21,577,000 shares. We also note that the number of shares outstanding at July 31, 2010 (i.e., 21,891,928 shares) was greater than the number of weighted-average shares used to calculate basic earnings per share for the fiscal year ended July 31, 2011. Please provide us with your calculation of the weighted-average number of common shares outstanding used to calculate basic earnings per share as of July 31, 2011. Refer to FASB ASC 260-10-45-10.

Response:

As requested by the Staff, the calculation of the weighted-average number of common shares outstanding used to calculate basic earnings per share as of July 31, 2011 are provided below:

Shares Outstanding - 7/31/10	21,891,928
Weighted Average Restricted Stock Awards Granted/Cancelled	68,859
Weighted Average Shares Repurchased	(32,639)
Weighted Average Shares from Option Exercises	49,475

Weighted Average Shares Outstanding	21,977,623
Average Unvested Restricted Stock Awards Outstanding	(400,496)

Weighted Average Common Shares Basic	21,577,128

We believe that including unvested restricted stock awards outstanding as a subtractive item in the calculation is consistent with FASB ASC 260-10-45-13. The unvested restricted stock awards are contingently issuable shares, since they would be subject to recall without underlying service conditions being met.

Note 10 – Income Taxes, page 44

6.	We note that your reconciliation of tax expense to the statutory rate for fiscal years 2011 and 2010 includes adjustments for “Changes in tax rates” and “Net benefit of certain interest.” Please provide additional disclosure explaining the nature of these line items. Refer to FASB ASC 740-10-50-12.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Response:

We acknowledge the Staff’s comment and will revise disclosure in our future filings, including our amended Annual Report on Form 10-K for the fiscal year ended July 31, 2011, as requested. We intend to revise the Income Taxes note to include substantially the following disclosure:

“Changes in tax rates” reflects an adjustment of deferred tax accounts as a result of statutory tax rate changes in the United Kingdom. “Net benefit of certain interest” relates to the net tax benefit from cross border financing with the Company’s United Kingdom operations.

Note 12 – Segment Reporting, page 47

7.	Please provide us with a detailed analysis supporting your determination that you operate in a single reportable operating segment in accordance with FASB ASC 280-10-50. As part of your response:

•	Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

•

Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended July 31, 2011;

•	Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

•	Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

Response:

CODM Information

Based on the requirements of ASC 280 and our approach to making operational decisions and assessing performance, we have concluded that Diamond continues to function in a single operating segment: the processing, marketing, and distribution of snack products and culinary, in-shell and ingredient/food service nuts. Historically, the Company’s chief operating decision maker (“CODM”), its Chief Executive Officer, has reviewed financial information presented on a consolidated basis accompanied by disaggregated information on net sales by channel for purposes of making decisions regarding financial performance and allocation of resources. With the exception of net sales by channel, discrete financial information is not readily available by brand or channel, and reports provided to the CODM do not present cost of goods sold or operating costs by channel. While operating statements showing disaggregated margin information had been provided to the CODM, the discrete financial information (i.e., Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts) reflected the pre-IPO view of the Company as an agricultural cooperative (see additional background information regarding the Company’s transition from a cooperative in response number 1 above). These groupings were a carryover from the way the accounting system was built and how the business was run when the Company was an agricultural cooperative; they are not indicative of how the CODM managed the business after our IPO. Since the IPO, our focus shifted to operating as a snack food company and accordingly, the CODM used consolidated cost of goods sold and margin information in support of decision making. The CODM

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

reviews externally developed market consumption data at a detailed level and includes highlights from these sources in the Company’s press releases. Additionally, net sales are the lowest level of detail discussed in our press releases and public disclosures.

Allocation of Resources

The Company does not currently allocate logistics, operations support, facilities, selling, general administrative, marketing, advertising and other costs to individual channels. Similarly, purchasing, quality control and other supply-chain activities are shared across the organization and not identified, nor easily allocated, to specific channels. For example, the plants in Stockton, California and Fishers, Indiana produce Emerald and Pop Secret snack products, Diamond of California culinary products, and ingredient/food service products. Capital expenditures are planned and reviewed based on location as well as on a consolidated basis.

Another instance illustrating the single functional-based operating segment is advertising costs. Below are several examples of recent advertising campaigns featuring multiple brands at once:

•	In fiscal 2010, the “Feed your Fingers” campaign featured Diamond of California, Emerald and Pop Secret,

•	In February through April 2011, we ran a campaign around college basketball that featured both Emerald and Kettle chips,

•	In January 2011, we had a football campaign featuring Emerald, Pop Secret and Kettle chips, and

•	In Fall 2011, we participated in the Labels for Education program, which included Pop Secret, Emerald and Breakfast on the Go!

Accordingly, we believe it would be arbitrary and not cost effective for us to attempt to allocate shared functional expenses by channel and would not be meaningful to the CODM in operating the business.

Organization and Operating Structure

As further evidence supporting our determination that we operate in a single reportable operating segment, we observe that Diamond’s reporting structure is based on functions rather than products, brands or geography. For example, the Operations, Finance, Sales and Marketing organizations historically have reported up by job function to their respective Executive Vice Presidents, who in turn report to the Chief Executive Officer. There are no managers who are responsible for delivering results of any brand or channel at a gross or operating margin level. Instead, each function within the organization drives results in the manner deemed most appropriate. For example, the Sales function focuses on gross sales targets and new distribution. Sales managers go to market with various combinations of the product portfolio. The Marketing function places considerable focus on market share and distribution data by brand. The Operations function develops cost efficiency initiatives for particular plants or processes that can impact multiple brands.

With the Company’s current organizational and operating structure, the CODM’s primary focus in allocating resources and assessing performance has been on expanding the aggregate market share of our retail business, particularly through product and packaging differentiation.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

As requested, we are providing supplementally under separate cover a copy of the information provided to Diamond’s board of directors for the period ended July 31, 2011, as well as the organization chart, which identifies the CODM and direct reports, together with a Rule 83 request for confidential treatment for such materials. We request that you promptly destroy or return this material to us when you have completed your review.

8.	We note your disclosure here of “net sales by channel.” Please explain to us how these “channels” were determined pursuant to FASB ASC 280-10-50-40. In addition, we note that you make specific reference to revenue from your individual brand offerings in your operating results news releases and earnings calls. Please tell us why you have not disclosed information by brand within your “Snack” category. Also, please tell us how you considered disclosing sales by specific product (e.g., sales of walnuts, almonds, popcorn, etc).

Response:

We use the term “channel” to describe a group of similar products sold to a group of similar customers. The largest in terms of sales is our “Retail” channel, which includes sales of culinary, snack and in-shell products to grocery, drug and convenience store chains, mass merchandisers, club stores and other retail outlets. “International Non-retail” includes all sales outside of North America that are not Retail (primarily sold to distributors). “North American Ingredient/Food Service and Other” includes sales in North America that are not Retail (for example, to bakeries, candy manufacturers, and restaurant chains). We believe that this presentation of our net sales is consistent with FASB ASC 280-10-50-40 in that each classification represents a group of similar products that are sold to external customers.

We generally do not present our results of operations, in our periodic reports, press releases or investor presentations, in a manner that includes specific reference to revenue from individual brands. In some instances we may respond to analyst questions about a particular brand, but most commonly our brand-related disclosures consist of references to Nielsen data about market share and growth. We believe that market share and growth data may be meaningful to investors seeking to understand the penetration of our brands in the market. We do not disclose sales by brand within our Snack category because we believe it would not be meaningful to do so, particularly since we cross-promote across brands and have a single sales person selling multiple snack products to a single buyer. As a result, we do not believe these more specific sales disclosures would be meaningful to investors.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2011

Exhibits and Financial Statement Schedules, page 22

1.	We note that you have incorporated your credit agreement, dated as of February 25, 2010, by reference to your amended current report on Form 8-K/A that you filed on March 1, 2010. However, we also note that the version of the credit agreement that you filed as an exhibit to such current report omits certain exhibits and all schedules to such agreement. Please re-file such agreement to include all exhibits and schedules.

Diamond Foods, Inc 600 Montgomery Street 13th Floor San Francisco, CA.	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Response:

We intend to re-file our February 25, 2010 Credit Agreement, including all exhibits and schedules, when we file our restated Form 10-K for the Year Ended July 31, 2011.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Management hopes that the above responses have adequately addressed the Staff’s comments. If the Staff has any questions regarding the Company’s responses, please contact the undersigned at (415) 230-7984.

Very truly yours,

/s/ Michael Murphy
Michael Murphy
Acting Chief Financial Officer

Supplemental attachments omitted from electronic filing pursuant to a Rule 83 confidential treatment request made by Diamond Foods, Inc. The Company requests that the omitted information be treated as confidential information and that the Commission provide timely notice to the contact person identified on the first page of this correspondence before it permits any disclosure of the omitted information.